Mail Stop 4561

August 29, 2008

By U.S. Mail and Facsimile to (717) 626-1874

William J. Reuter
President and Chief Executive Officer
Susquehanna Bancshares, Inc.
26 North Cedar Street
Lititz, Pennsylvania 17543

Re: Susquehanna Bancshares, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
File No. 1-33872

Dear Mr. Reuter:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 30

1.   We refer to the fourth paragraph on page 35 that states the Company recorded an $11.1 million additional provision for loans and lease losses in the fourth quarter of 2007. We note this additional provision represented the estimated impact of your allowance for loan

losses assessment on Community Bank's loan portfolio, in addition to the $7.4 million allowance related to $16.4 million of impaired loans acquired.

- Please tell us and describe in MD&A in future filings the reasons for recording an additional $11.1 million provision related to the Community Bank's loan portfolio, subsequent to the November acquisition date.

- Tell us how you considered in your evaluation the requirements of SAB No. 61, Adjustments to Allowance for Loan Losses in Connection with Business Combinations, regarding the appropriateness of the allowance for loan losses of Community Bank as of the acquisition date.

- Tell us how you considered the requirements of SOP 03-3 in your credit risk assessment of the loan portfolio acquired from Community Bancshares that resulted in this additional provision subsequent to the acquisition date.

Provision and Allowance for Loan Losses, page 34

2. We note the third paragraph on page 35 refers to the determination of the level of the allowance for "possible" loan and lease losses. In future filings, please revise to refer to the allowance for "probable" losses.

3. We refer to the second sentence of the third paragraph on page 37 that states, prior to foreclosure, the recorded amount of the loan is written down, if necessary, to fair value by charging the allowance for loan and lease losses. In future filings, if true, please revise this sentence to indicate that fair value refers to the fair value of the related real estate collateral.

Financial Statements for the three-year period ended December 31, 2007

Note 5, Loans and Leases, page 89

4. We refer to the "Impaired Loans" section that states the Company had impaired loans as of December 31, 2007 totaling $40.7 million of which $27.7 million, or 68%, did not have a related reserve. Please tell us and in future filings, discuss in the "Provision and Allowance for Loan and Lease Losses" section of MD&A:

- The relationship between the $40.7 million of impaired loans and the $56.7 million of non-accrual loans in Table 4, Non-Performing Assets, on page 37.

- Discuss the extent of collateralization and other credit risk limiting factors you have considered with respect to impaired loans for which no reserve was required.

Note 6, Allowance for Loan and Lease Losses, page 90

5.   We refer to the $19.1 million increase in the allowance in 2007 related to the acquisition of Community Bank. We also refer to footnote (1) on page 90 that states the Company identified impaired loans related the Community Bank acquisition for $16.35 million as defined in SOP 03-3 and SFAS 114 for which you recorded a valuation allowance of $7.37 million. Please tell us and revise future filings to discuss the following:

- The authoritative accounting literature you relied on to record a valuation allowance of $7.37 million with respect to the $16.35 million of impaired loans acquired that fell under the scope of SOP 03-3.   Consider in your response that paragraph 4 of SOP 03-3 precludes establishing an allowance for loans losses with respect to impaired loans acquired in a business combination that falls under the scope of SOP-03-3.

- The disclosure required by paragraphs 14 and 16 of SOP 03-3 including, but not limited to the following information with respect to loans that fell within the scope of the SOP:

    o   The outstanding contractual balance and related carrying amount at the beginning and end of each fiscal period.

    o   A reconciliation of the amount of accretable yield at the beginning and end of period.

    o   The contractually required payments receivable, cash flows to be collected as of the acquisition date.

    o   A description of the consideration given to prepayments in the determination of contractual cash flows and cash flows expected to be collected.

Note 1, Summary of Significant Accounting Policies, Recent Accounting Pronouncements, page 81

6.   We refer to the statement in the third paragraph on page 83 that states the adoption of SFAS 156 had no material effect on the results of operations or financial condition. Please tell us and provide in future filings the following information:

- Describe how the Company has adopted the requirements of paragraph 4.e of SFAS 156 regarding the initial recognition and measurement of the servicing asset related to home equity loans. Refer to the "Servicing Fees under Securitization Transactions, Agency Agreements, and Lease Sales" section on page 80 that states the Company has recorded servicing assets for the securitized home equity loans.

- Describe how the Company has adopted the valuation and disclosure requirements of paragraph 4.f of SFAS 156 which permits the Company to subsequently remeasure servicing assets and liabilities using either the amortization method or the fair value measurement method separately for each class of servicing asset and servicing liability. Consider in your disclosure that once the Company has elected the fair value measurement method for a class of servicing assets and servicing liabilities, the election cannot be reversed.

Note 21, Securitization Activity, page 109

7.   Tell us where you have provided the following disclosure requirements of SFAS 156 with respect to servicing rights of home equity loans for which you have recorded an asset as described in Note 1, Servicing Fees under Securitization Transactions, Agency Agreements and Lease Sales, on page 80:

- The general presentation and disclosure requirements for all servicing asset and liabilities in paragraph 4.h of SFAS 156. The disclosure should include, but not be limited to management's basis for determining its classes of servicing assets and liabilities and a description of the risks inherent in servicing assets and liabilities. Refer also to paragraph 13A and 17.e of SFAS 140.

- The specific disclosure requirements in paragraph 4.h of SFAS 156 for servicing assets and liabilities measured at fair value and for servicing assets and liabilities accounted for under the amortization method. For example, tell us where you have provided a description of the valuation techniques or other methods used to estimate the fair value of the servicing assets and liabilities. Refer to the specific disclosure requirements of paragraph 17.f and paragraph 17.g of SFAS 140.

8.   We note the Company has not recorded a servicing asset or liability for the various securitization transactions for automobile leases and revolving transactions considering expected servicing costs were approximately equal to expected servicing income, which approximates market value. Please tell us and discuss in future filings the following:

- Discuss how you consider changes in market rates as a basis for adjusting your evaluation as to whether a servicing asset or liability should be recorded subsequent to the date of securitization.

- Refer to paragraphs 13A and 63 of SFAS 140 and interpretive response to Questions 82 and 90 in the AICPA Implementation Guide to SFAS 140, as revised for the issuance of SFAS 156.

Compensation Discussion and Analysis, page 20 of Schedule 14A

9.   You note that base salaries and other forms of compensation are to a significant extent developed using information regarding peer institutions. In future filings please identify the members of these peer groups. Please advise us supplementally as to your intent.

10.   At the top of page 22 and 24 you describe performance target values and ranges used to develop base salaries and equity grants. In future filings please disclose the specific targets used with respect to such compensation for the named executive officers, and do so in such a way that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Furthermore, to the extent that you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. Please refer also to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

11.   We note that on page 22 you provide a number of factors used in deciding the level of base salary. With consideration disclosure in future filings, please explain how these impacted the base salaries in 2007. We also note that the actual salaries paid seem to be less than the contemplated base salaries. Please explain the committee's work n revising the base salary. Regarding the disclosure on page 22, explain how the committee determined the actual equity grant levels from within the range considered. What is required is disclosure of the methodology used by the committee to determine the level of each compensation element. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Related Person Transactions for 2007, page 53 of Schedule 14A

12.   In future filings please revise to include the correct representations from Instruction 4.c to Item 404(a) of Regulation S-K. Specifically we note the words, "persons not related to the lender."

13.   In future filings please revise to give the dollar value of all outstanding loans to officers and directors at the end of the year. Also, confirm if correct that these loans are performing based on their original terms.

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Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447, or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3421 with any other questions.

Sincerely,

David Lyon
Senior Financial Analyst